Michael Kaplan +1 212 450 4111 michael.kaplan@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com	CONFIDENTIAL

January 26, 2024

Re:	Amer Sports, Inc. Amendment No. 1 to Registration Statement on Form F-1 Filed January 22, 2024 File No. 333-276370

Bradley Ecker, Jay Ingram
SiSi Cheng, Andrew Blume
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Ecker and Mr. Blume:

On behalf of our client, Amer Sports, Inc., a Cayman Islands exempted company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No.1 to the Registration Statement on Form F-1, as filed with the Commission on January 22, 2024 (the “Registration Statement”) contained in the Staff’s letter dated January 25, 2024 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement (the “Revised Registration Statement”) and is filing it together with this response letter. The Revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment. We have included page numbers to refer to the location in the Revised Registration Statement, filed on the date hereof, where revised language addressing a particular comment appears. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Revised Registration Statement.

Form F-1/A

Capitalization, page 81

1.	We note the significant increase in accumulated (deficit)/profit between the "actual" and "as adjusted" columns of your capitalization table. We further note from your statements of changes in shareholders' equity (deficit) on pages F-6 and F-31 that the accumulated deficit balance includes not only net losses for the period but also capital contributions and components of other comprehensive income, including foreign currency translation. Please tell us how your aggregation of these amounts within the accumulated deficit balance complies with IAS 1, particularly paragraphs 78(e), 106, and 108. Also clearly disclose the adjustments to each individual equity line item within the footnotes to your capitalization table.

Response:      The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised its presentation of the consolidated statement of changes in shareholders' equity (deficit) on pages F-6 and F-32 to reflect the Staff’s comment that the line item accumulated deficit should not reflect capital contributions and components of other comprehensive income by presenting such transactions in the equity category “other reserves.” The Company has also clarified the presentation of the consolidated statement of changes in shareholders’ equity (deficit) by renaming the equity categories “accumulated deficit for the period” and “accumulated deficit (total)” to “accumulated deficit” and “accumulated deficit and other,” respectively. Further, the Company has clarified the presentation of the consolidated statement of financial position on pages F-4 and F-30 by renaming the line item “accumulated deficit” to “accumulated deficit and other” to align to the presentation in the consolidated statement of changes in shareholders' equity (deficit).

In addition, the Company has revised the footnotes of its consolidated financial statements to present in a table the components that comprise “accumulated deficit and other” recorded on the face of the consolidated statement of financial position on pages F-18 and F-73. The Company believes this presentation is permitted and provided by IAS 1.78 and 1.77. IAS 1.77 states that "an entity shall disclose, either in the statement of financial position or in the notes [emphasis added], further subclassifications of the line items presented, classified in a manner appropriate to the entity operations.”

In response to the Staff’s comment, the Company has also revised its disclosure in the footnotes to the capitalization table on pages 81, 82 and 83 to clearly disclose the adjustments to each individual equity line item.

2.	Please identify the parties that indicated interest in purchasing shares in the IPO and ensure that your disclosure on this topic is consistent throughout the prospectus. For example, on the cover, you indicate that entities "affiliated with" Anta Sports, Anamered, and Tencent, have indicated an interest in purchasing shares in the IPO but elsewhere, such as on page 17, you disclose that ANTA Sports, Anamered and Tencent have indicated interest.

Response:      In response to the Staff’s comment, the Company has revised its disclosure on the cover page and on pages 17, 24, 70, 176, 204, 205 and 207 of the Revised Registration Statement.

Should any questions arise, please do not hesitate to contact me at (212) 450-4111 (tel) or michael.kaplan@davispolk.com, or Roshni Banker Cariello at (212) 450-4421 (tel) or roshni.cariello@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Michael Kaplan
Michael Kaplan

cc:

Roshni Banker Cariello, Davis Polk & Wardwell LLP
Andrew Page, Chief Financial Officer, Amer Sports, Inc.

January 26, 2024	2